

07003910

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
FEB 28 2007
WASH. D.C. 186 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sammons Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
(No. and Street)

Ann Arbor (City) MI (State) 48103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Brooks 734 663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael J. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sammons Securities Company, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

Notary Public

KAREN S. CARROLL
NOTARY PUBLIC, STATE OF MI
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES Jan 4, 2012
ACTING IN COUNTY OF Washtenaw

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sammons Securities Company, LLC
Index
December 31, 2006



PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors

To the Stockholder of
Sammons Securities Company, LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in members' equity and of cash flows present fairly, in all material respects, the financial position of Sammons Securities Company, LLC ("Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information shown on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2007

Sammons Securities Company, LLC
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	3,592,835
Commissions receivable		1,544,363
Interest receivable		25,242
Other receivables		96,934
Other assets		15,682
Total assets	$	5,275,056
Liabilities and Members' Equity		
Commissions payable	$	1,932,565
Accrued expenses		212,400
Total liabilities		2,144,965
Members' Equity		
Members' contributions		1,250,000
Retained earnings		1,880,091
Total members' equity		3,130,091
Total liabilities and members' equity	$	5,275,056

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC
Statement of Income
Year Ended December 31, 2006

Revenues	
Commissions	$ 30,285,148
Interest	333,181
Representative fees	603,645
Other	1,241,761
Total revenues	32,463,735
Expenses	
Commissions	24,958,851
Management fees	3,505,102
Licensing fees	126,414
Other	689,635
Total expenses	29,280,002
Net income	$ 3,183,733

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2006

	Members' Contributions	Retained Earnings	Total
Balances, January 1, 2006	$ 1,250,000	$ 1,018,305	$ 2,268,305
Net income	-	3,183,733	3,183,733
Distributions to members	-	(2,321,947)	(2,321,947)
Balances, December 31, 2006	$ 1,250,000	$ 1,880,091	$ 3,130,091

The accompanying notes are an integral part of these financial statements.

Sammons Securities Company, LLC
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 3,183,733
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Increase in commissions receivable	(542,479)
Increase in interest receivable	(5,714)
Increase in other receivables	(38,640)
Increase in other assets	(15,682)
Increase in commissions payable	595,936
Increase in accrued expenses	56,811
Net cash provided by operating activities	3,233,965
Cash flows from financing activities	
Distributions to members	(2,321,947)
Net cash used in financing activities	(2,321,947)
Net increase in cash and cash equivalents	912,018
Cash and cash equivalents, beginning of year	2,680,817
Cash and cash equivalents, end of year	$ 3,592,835

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Sammons Securities Company, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with Sammons Securities, Inc. and Jerome S. Rydell as members. The members have equal sharing percentages in profit, loss and distributions. Jerome S. Rydell has no voting rights as a member.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc ("NASD").

The Company offers to its customers various investment products including mutual funds, equity and fixed income securities, 1031 exchange tenant in common programs, direct participation programs, variable life insurance and variable annuity contracts through independent registered representatives in 499 branch offices located in 52 states and/or territories. The Company introduces and clears its general securities trading activity on a fully disclosed basis through First Clearing, LLC ("FCC").

In 2006, the Company elected to increase its minimum net capital requirement to $250,000 pursuant to SEC Rule 15c3-1(a)(1)(i) and (a)(2)(i). The Company operates pursuant to SEC Rule 15c3-3(K)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safekeep customer securities.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue and Expense

Commission revenue includes mutual fund concession income, general securities commissions, 1031 exchange tenant in common program commissions, direct participation program commissions, insurance product commissions and service fees which are recorded on a trade date or accrual basis.

Commission expense is recorded on a trade date or accrual basis.

Representative Fee Revenue

Representative fees consist of monthly fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives. Representative fee revenue is recorded on the accrual basis.

Other Revenue and Expense

Other revenues in the Statement of Income include computer related revenues, management revenues, and other revenues earned in the normal course of business.

Other expenses in the Statement of Income include computer related expenses, conference costs, legal fees, and other expenses incurred in the normal course of business.

Other revenue and expense are recorded on an accrual basis.

Representative and Licensing Fee Expense
The Company has various licensing requirements that relate to the registered representatives and the firm. Registered representatives and the Company are required to satisfy various licensing requirements of the NASD, State Regulatory Organizations, and other Self Regulatory Organizations. Representative and licensing fee expense are recorded on an accrual basis.

Cash and Cash Equivalents
The Company's cash and cash equivalents consist of funds on deposit in corporate accounts at a commercial bank and FCC. Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days.

3. Income Taxes

The Company is organized and taxable under the applicable provisions of the Internal Revenue Code as a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. As a result, no income tax expense has been recognized by the Company.

4. Distributions to Members

The Company makes periodic distributions to its members based on the cash balances, net capital, and net income of the Company. Distributions are recognized when paid.

5. Related Party Transactions

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B-D Ops, LLC ("B-D Ops"), a company owned by the members of the Company. B-D Ops has a formal management services agreement with the Company and Sigma Financial Corporation ("SFC"), an affiliate of the Company, whereby B-D Ops provides such services to the Company and SFC in return for a management fee.

Management fees are computed based on the total costs incurred by B-D Ops resulting from services provided to the Company and SFC. Management fees are split between the Company and SFC based on a pro-rata share of their combined revenues and their combined number of registered representatives.

The Company also receives services from Midland National Life Insurance Company ("Midland"). Midland provides marketing, compliance, and sales assistance to the Company through its office in Sioux Falls, SD. The management fees paid to Midland from the Company are computed using a percentage of commission revenues.

The Company also receives management fees from Sigma Planning Corporation ("SPC"), a subsidiary of SFC. The management fees are calculated based on the revenues of SPC, a registered investment advisor. Included in other in the Consolidated Statement of Income at December 31, 2006 is $700,000 relating to the management fees.

Included in the Statement of Income is $3,264,732 relating to management fees to B-D Ops and $240,370 relating to Midland. Included in accrued liabilities on the Statement of Financial Condition at December 31, 2006 is $136,437 relating to the management fees payable to B-D Ops and $65,896 relating to Midland.

6. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statements.

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through FCC. Pursuant to the clearing agreement, FCC has the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $2,564,304 which was $2,314,304 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .84 to 1. The Company claims exemption from Customer Protection – Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k)(2)(ii). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

8. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts with financial institutions located in Michigan. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company's uninsured cash balance with these financial institutions was $3,417,548. At December 31, 2006, cash and cash equivalents includes $75,272 of cash on deposit with FCC.

9. Interest Income

The Company earns interest on its cash balances with financial institutions. A majority of the interest income is earned through the relationship with FCC. FCC credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that FCC earns on deposits, free credit balances, and margin borrowings of customers introduced by the Company. For the year ended December 31, 2006, the Company earned $250,162 in interest through its relationship with FCC.

Supplemental Schedules

Sammons Securities Company, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2006

Schedule I

Net capital		
Total members' equity qualified for net capital		$ 3,130,091
Deductions and/or charges		
Total non-allowable assets		(345,787)
Other deductions and/or charges		(220,000)
Total deduction		(565,787)
Net capital		$ 2,564,304
Aggregate indebtedness from statement of financial condition		$ 2,144,965
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 142,997
Minimum dollar net capital requirement	(B)	$ 250,000
Net capital requirement (greater of (A) or (B))		$ 250,000
Excess net capital (net capital, less net capital requirement)		$ 2,314,304
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$ 2,349,807
Ratio: Aggregate indebtedness to net capital		.84 to 1

There are no material differences between the above computation and the computations included in the Company's corresponding amended unaudited Part IIA – Form X-17a-5 as filed on February 26, 2007.

Sammons Securities Company, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2006 **Schedule II**

Sammons Securities Company, LLC introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2) of Rule 15c3-3. At December 31, 2006, Sammons Securities Company, LLC does not hold customer funds nor safekeep customer securities.



PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Members of
Sammons Securities, LLC

In planning and performing our audit of the financial statements of Sammons Securities, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to

PRICEWATERHOUSECOOPERS

permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2007

END